Filed Pursuant to Rule 433

Registration No. 333-211317

Registration No. 333-211317-01

February 1, 2018

The information in this pricing supplement supplements the preliminary prospectus supplement, dated February 1, 2018 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$750,000,000 2.800% Senior Notes due 2021 (the “2021 Notes”) $1,250,000,000 4.250% Senior Notes due 2048 (the “2048 Notes”)
Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB+ by S&P Global Ratings BBB+ by Fitch Ratings Inc.

Trade Date:	February 1, 2018

Expected Settlement Date:	February 15, 2018 (T+10)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Principal Amount:	$750,000,000 for the 2021 Notes (Senior Notes TT) $1,250,000,000 for the 2048 Notes (Senior Notes UU)

Maturity Date:	February 15, 2021 for the 2021 Notes February 15, 2048 for the 2048 Notes

Coupon:	2.800% for the 2021 Notes 4.250% for the 2048 Notes

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2018 for the 2021 Notes February 15 and August 15, commencing August 15, 2018 for the 2048 Notes

Price to Public:	99.946% for the 2021 Notes 99.865% for the 2048 Notes

Net Proceeds (after underwriting discount and offering expenses):	$1,981,340,000
Benchmark Treasury:	2.000% due January 15, 2021 for the 2021 Notes 2.750% due August 15, 2047 for the 2048 Notes

Benchmark Treasury Yield:	2.319% for the 2021 Notes 3.008% for the 2048 Notes

Spread to Benchmark Treasury:	+50 bps for the 2021 Notes +125 bps for the 2048 Notes

Yield to Maturity:	2.819% for the 2021 Notes 4.258% for the 2048 Notes

Optional Redemption:

2021 Notes:

At any time, in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2021 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2021 Notes to be redeemed (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 10 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

2048 Notes:

At any time prior to August 15, 2047 (the “2048 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2048 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2048 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2048 Notes had matured on the 2048 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 20 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2048 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2048 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	29379VBP7 / US29379VBP76 on the 2021 Notes 29379VBQ5 / US29379VBQ59 on the 2048 Notes

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Deutsche Bank Securities Inc.

Scotia Capital (USA) Inc.

DNB Markets, Inc.

Morgan Stanley & Co. LLC

SG Americas Securities, LLC

TD Securities (USA) LLC

Senior Co-Manager:	BBVA Securities Inc.

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Sumitomo Mitsui Banking Corporation

SunTrust Robinson Humphrey, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Modifications to the Preliminary Prospectus Supplement:

Summary

The following sentence on page S-3 is completed as follows: We estimate that we will receive net proceeds of approximately $691.8 million from the concurrent subordinated notes offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Capitalization

In the “As Adjusted” column of the September 30, 2017 capitalization table, the following line items are updated to reflect the assumed application of net proceeds from this offering and the concurrent subordinated notes offering at that date (unaudited): cash and cash equivalents is $115.4 million; Commercial Paper Notes, variable rates is $0 million; Enterprise Senior Notes TT is completed as follows—Senior Notes TT, 2.800% fixed-rate, due February 15, 2021(4)—$750.0 million; Enterprise Senior Notes UU is completed as follows—Senior Notes UU, 4.250% fixed-rate, due February 15, 2048(4)—$1,250.0 million; Enterprise Junior Subordinated Notes B, fixed/variable-rate, due January 2069 is $0 million; EPO Junior Subordinated Notes F is hereby completed as follows—EPO Junior Subordinated Notes F, fixed/variable-rate, due February 15, 2075—$700.0 million; total principal amount of senior and junior debt obligations is $25,041.7 million; total other, non-principal amounts is $231.4 million; total debt obligations, including current maturities is $24,810.3 million; and total debt and equity is $47,351.3 million.

Underwriting

The following replaces the last two sentences under the subheading “Notice to Prospective Investors in the European Economic Area”:

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Issuer or the Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Issuer nor the Manager have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Issuer or the Manager to publish a prospectus for such offer. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

The following replaces the language under the subheading “Notice to Prospective Investors in the United Kingdom”:

The communication of this prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

All information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212- 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611 or Scotia Capital (USA) Inc. at 1-800-372-3930.